2020 Milvia St. Suite 500	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Campbell Soup Co.
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 2020 Milvia St. Suite 500, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Campbell Soup (CPB)
Vote Yes: Item #6 – Report on Assessing Systemic Climate Risk from Retirement Plan Options

Annual Meeting: November 30, 2022

CONTACT: Grant Bradski | gbradski@asyousow.org

THE RESOLUTION

Resolved: Shareholders request the board provide a report assessing how the Company’s 401(k) retirement funds manage the growing systemic risk to the economy created by investing retirement Plan funds in companies contributing significantly to climate change.

Supporting Statement: Such analysis should include, at Board discretion, whether Plan decisionmakers have considered:

1.	Climate risk in Company 401(k) Plan offerings;
2.	Whether including high carbon companies in Company 401(k) Plan contributes to greater economic volatility over time, and the impact of such volatility on retirement fund performance over time;
3.	Whether including high carbon companies contributing to climate change puts younger Plan participants’ retirement funds at greater economic risk than Plan participants nearer retirement age.

SUMMARY

The significant present and future economic consequences of climate change represent a material risk to Campbell’s retirement plan beneficiaries. Campbell’s 401(k) retirement Plan investments are increasingly subject to systemic risk posed by climate change, including physical impacts to infrastructure and supply chains, decreased resource availability, and financial losses associated with stranded assets, transition costs, and inaccurate valuations.

This Proposal requests that Campbell’s assess and report on how the Company is managing the growing risk created by investing its retirement Plan funds in companies contributing significantly to climate change. Nearly 40% of the Company’s Plan assets are invested in a default option which invests heavily in high-carbon industries. At the same time, unlike many similarly sized companies, Campbell’s does not offer a single alternative investment option focused on sustainable, low carbon investments. As a consequence, 0 percent of Plan assets are invested in sustainable options. This creates economic, legal, and reputational risk.

2022 Proxy Memo Campbell Soup Co. | Report on Assessing Systemic Climate Risk from Retirement Plan Options

Climate change threatens workers’ life savings. The responsible stewardship of employee retirement plans demands active consideration and management of climate risk in the best interest of plan beneficiaries, just as with any other material risk. Failure to fully account for climate risk in investing Plan assets jeopardizes beneficiaries’ well-being. As both private actors and governments increase efforts to respond to and mitigate the impacts of climate change, shifting regulatory and business environments will increase the transition costs for those caught flat-footed, exacerbating the financial risk faced by plan beneficiaries. Not only are current returns at risk, but such investments create long term risks for employees. Plans that rely heavily on high-carbon companies to generate present returns exacerbate the climate risks faced by future retirees, as those emissions-generating investments contribute to climate change.

The Company must demonstrate that it is actively addressing climate risk and safeguarding employee financial security now, and over time, by mitigating climate related financial and economic risks as part of a prudently constructed lineup of funds.

RATIONALE FOR A YES VOTE

1.	The Company’s 401(k) Plan’s investments in high-carbon industries create climate risk.

2.	The climate risk created by the Plan’s investments undermines the Company’s commitment to reducing its operational and supply chain emissions, creating reputational risk.

3.	The Company’s failure to address climate risk in its retirement plans violates its obligation to manage those plans in the best interests of all of its beneficiaries.

DISCUSSION

1.	The Company’s 401(k) Plan’s investments in high-carbon industries create climate risk.

According to recent analysis, the Company’s 401(k) Plan invests as much as $125 million, or about 6 percent of total plan assets, in fossil fuel industries.1 The most popular investment option by Plan assets, the Vanguard Target Retirement Fund series, invests heavily in carbon polluters, with the 2050 version of the fund series holding 8.5% of assets invested in fossil fuel companies.2

Such investments introduce climate risk into a plan’s risk portfolio in mutually reinforcing ways. As the nonpartisan Government Accountability Office (GAO) explains, “[r]etirement plans are subject to both physical and transition risks from climate change.”3 In terms of physical risk, companies can suffer short-term losses from the increased occurrence of catastrophic storms, floods, droughts, and wildfires, whether from direct impacts on physical infrastructure or from disruptions to supply chains. Physical climate risk includes longer-term losses from the deleterious effect of shifting climate patterns on a company’s operations. Transition risk, meanwhile, results from “the possible policy, legal, technological, and market changes needed to transition to a lower-carbon economy.”4

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1 https://investyourvalues.org/retirement-plans/campbell-soup

2 https://fossilfreefunds.org/fund/vanguard-target-retirement-2050-fund/VFIFX/fossil-fuel-investments/FSUSA072BK/FOUSA05HZH

3 https://www.gao.gov/assets/gao-21-327.pdf

4 https://www.gao.gov/assets/gao-21-327.pdf

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2022 Proxy Memo Campbell Soup Co. | Report on Assessing Systemic Climate Risk from Retirement Plan Options

The Plan’s investments also create climate risk in a more insidious form—investments in high-carbon companies contribute to and lock in future climate change. The systemic present and future impacts of climate change endanger all of a beneficiaries’ savings, while disproportionately impacting younger employees who will not access retirement funds for decades.

A 2021 Swiss Re report calculated that climate change would result in an 11 to 14 percent decline in global GDP by 2050, with the impact rising to an 18 percent decline in the absence of action.5 A report from the CDP indicates that 215 of the biggest global companies report almost $1 trillion at risk from climate impacts.6 Finally, the federal government’s Fourth National Climate Assessment, published in 2018, estimated annual losses of hundreds of billions of dollars in some sectors.7

Heavy investment in high-carbon industries also exposes the Plan to outsized transition risk. One study cited by the GAO noted that investments in oil, coal, and gas could experience a decrease in annual returns of 9 percent through 2050, while annual returns in electric utilities could decline by about 3 percent over the same timetable.8 Already, as noted by Bloomberg, investing in renewable power beat a fossil fuel-focused strategy by more than threefold in the last decade.9 The transition to a carbon-free economy is underway, with more than 80 percent of new electrical capacity in 2021 coming from renewable sources.10 As companies and governments take increasingly aggressive steps to respond to climate change, transition costs will increase over time. Failure by Plan fiduciaries to effectively manage climate risk will endanger beneficiaries’ life savings.

2.	The climate risk created by the Plan’s investments undermines the Company’s commitment to reducing its operational and supply chain emissions, creating reputational risk.

The Company has adopted ambitious operational climate goals, including an absolute reduction in Scope 1 and 2 emissions of 42% by 2030, as well as commitments to reduce deforestation impact.11 The Company has acknowledged that “the world demands more” as “environmental changes accelerate” and insists that the Company is “committed to doing our part to meet the challenge of climate change.”12 The Company has received recognition for these operational commitments.13 Yet, the Plan’s investments in high-carbon industries directly undermine its operational goals, thereby risking the Company’s reputation for climate responsibility.

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5 https://www.swissre.com/media/press-release/nr-20210422-economics-of-climate-change-risks.html

6 https://www.cdp.net/en/articles/media/worlds-biggest-companies-face-1-trillion-in-climate-change-risks

7 https://nca2018.globalchange.gov/

8 https://www.gao.gov/assets/gao-21-327.pdf

9 https://www.bloomberg.com/news/articles/2021-03-18/renewable-returns-tripled-versus-fossil-fuels-in-last-decade#xj4y7vzkg

10 https://www.nytimes.com/2022/10/25/climate/energy-transition-solar-wind.html

11 https://campbellsoupcompany.com/wp-content/uploads/2022/03/2022-Corporate-Responsibility-Report.pdf

12 https://campbellsoupcompany.com/wp-content/uploads/2022/03/2022-Corporate-Responsibility-Report.pdf

13 https://www.campbellsoupcompany.com/our-impact/recognition/

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2022 Proxy Memo Campbell Soup Co. | Report on Assessing Systemic Climate Risk from Retirement Plan Options

Increasing public attention is being paid to employee retirement plans’ contribution to climate change. A recent Bloomberg report noted that, as of September 2022, 1,500 institutions, representing more than $40 trillion in assets, had committed to reducing exposure to investments in high carbon industries.14 These include commitments to sell billions of dollars of existing holdings by prominent employee retirement funds in New York City,15 Maine,16 and New York State.17 The University of California Retirement Savings Program, which holds $168 billion in Assets under Management for more than 300,000 participants has moved to reduce risk from fossil fuel companies, citing “long term financial risk” and concluding that these actions will “have a positive financial and risk-reducing impact on fund performance in the long run.”18 In October 2022, the Chicago Public School Teachers’ Pension & Retirement Fund—which, like the Company’s 401(k) Plan, has about 5% of its portfolio invested in high-carbon industries—announced its plans to divest.19

As concern over high carbon investments gains momentum, the Company must begin addressing its 401(k)’s continued contributions to climate change or risk negative effects to its reputation, its Plan returns, its employees’ futures, consumer retention, and employee goodwill.

A recent Gallup poll found that, “70 percent of U.S. workers said that a firm's environmental record is important to them and is a consideration when deciding whether to take a job with a company.”20 In the increasingly competitive employee retention and recruitment landscape, companies are identifying new ways to engage and retain top talent by appealing to the values and interest of the workforce. For companies attempting to retain top talent, 40 percent of respondents in a 2022 Schroder’s study said that when an ESG investment option is added to a defined contribution plan it improves how they view their employer.21 Not only is this action low cost, but it is an easily implementable opportunity which can be quickly executed. An overwhelming majority of consumers, too, expect corporations to address their impacts on the climate and, especially among younger consumers, are prepared to enforce that expectation with their purchasing power.22

3.	The Company’s failure to address climate risk in its retirement plans violates its obligation to manage those plans in the best interests of all of its beneficiaries.

The Company’s failure to properly manage climate risk by mitigating its investments in high carbon industries constitutes a failure to manage its Plan in the best interest of all of the Plan’s beneficiaries. In particular, carbon-intense investments create risk and may sacrifice long-term value. As New York Comptroller Thomas DiNapoli explained when announcing the state’s plan to enforce a carbon-neutrality mandate, “investing for the low-carbon future is essential to protect the fund’s long-term value.”23

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14 https://www.bloomberg.com/news/features/2022-10-20/how-to-purge-fossil-fuel-investments-from-your-401-k-or-ira#xj4y7vzkg

15 https://comptroller.nyc.gov/newsroom/comptroller-stringer-and-trustees-announce-successful-3-billion-divestment-from-fossil-fuels/

16 https://www.reuters.com/business/sustainable-business/new-maine-law-marks-us-first-fossil-fuel-divestment-2021-06-17/

17 https://www.nytimes.com/2020/12/09/nyregion/new-york-pension-fossil-fuels.html

18 https://myucretirement.com/Resource/2312

19 https://ieefa.org/articles/chicago-teachers-retirement-fund-divest-fossil-fuels-2028

20 https://www.shrm.org/resourcesandtools/hr-topics/talent-acquisition/pages/climate-change-branding-can-lift-recruitment-and-retention.aspx

21 https://www.schroders.com/en/us/defined-contribution/dc/retirement-survey-2022/

22 https://www.oliverwymanforum.com/climate-sustainability/2021/apr/consumers-want-companies-to-take-a-stand-on-climate.html

23 https://content.govdelivery.com/accounts/NYOSC/bulletins/2b0442d

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2022 Proxy Memo Campbell Soup Co. | Report on Assessing Systemic Climate Risk from Retirement Plan Options

Investments in high-carbon industries have a doubly negative effect. Not only are they generally poor short-term investments, given a disproportionately high risk of significant physical and transition costs, they also undermine the value of other plan investments due to their long term contribution to climate change. This climate risk affects younger employees in particular. As high carbon investments increase climate related systemic risk over time, retirement portfolios face the likelihood of diminishing returns over time, harming younger workers proportionally more than workers who will access retirement savings in the shorter term. It is unsurprising, therefore, that those with the most at stake—plan beneficiaries—overwhelmingly favor responsible management of climate risk in their retirement portfolios.24

Importantly, plan fiduciaries and beneficiaries need not choose between maximizing returns and managing climate risk. A metanalysis of evidence from more than 2,000 empirical studies concluded that “90% of all studies showed a non-negative relationship, indicating that the inclusion of ESG factors did not affect performance. In fact, the majority of the studies reported a positive relationship, indicating that ESG criteria improved market performance.”25 Additionally, key findings from a recent Morgan Stanley study of nearly 11,000 mutual funds demonstrate that there is no financial tradeoff in the returns of sustainable funds and traditional funds. In the Morgan Stanley analysis, no consistent or statistically significant difference in total returns existed between ESG-focused and traditional mutual funds and ETFs. In fact, sustainable funds may offer lower market risk—sustainable funds experienced a 20% smaller downside deviation than traditional funds, a consistent and statistically significant finding.26

Accordingly, assessing and mitigating participants’ exposure to climate-related financial risk is directly related to participants’ goals of maximizing financial benefit and minimizing risk.

RESPONSE TO BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The Board’s statement in opposition is based, in its entirety, on an inaccurate invocation of fiduciary duty. Although it stops short of directly stating so, the Board implies that the Company’s fiduciary duty to beneficiaries requires it to ignore the material risk that climate change poses to Plan assets. The opposite is true. It is not the case, as the company suggests, that managing the Plan’s climate risk is about “promot[ing] broad initiatives that are unrelated to” beneficiaries’ best interests.

To the contrary, considering climate risk when investing Plan assets is consistent with, if not compelled by, fiduciary duty. According to a 2020 report from the U.S. Commodity Futures Trading Commission (CFTC), an independent federal agency: "Fiduciary duty requires the assessment of material risks and the management of these risks on behalf of stakeholders in keeping with their stated long-term goals, and climate risk is increasingly being recognized as one such risk.”27 Securities and Exchange Commission officials likewise emphasized in recent remarks that one goal “in requiring climate-related disclosures is to provide investors with the information they need to evaluate climate risks, because of the role these risks play in long-term value creation.”28 Ultimately, the Company’s own operational climate goals make it clear that the Company considers climate risk to be material, and fiduciary duty requires consideration of material risk. It is by failing to address climate risk that the Company exposes itself to legal liability, not by addressing this material risk.

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24 See https://www.schroders.com/en/us/defined-contribution/dc/retirement-survey-2022/ (climate change is identified as one of the top 3 ESG concerns of investors).

25 https://papers.ssrn.com/sol3/papers.cfm?abstract_id=2699610

26 https://www.morganstanley.com/content/dam/msdotcom/ideas/sustainable-investing-offers-financial-performance-lowered-risk/Sustainable_Reality_Analyzing_Risk_and_Returns_of_Sustainable_Funds.pdf

27 https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20Managing%20Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf

28 https://www.sullcrom.com/esg-newsletter-oct-2022

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2022 Proxy Memo Campbell Soup Co. | Report on Assessing Systemic Climate Risk from Retirement Plan Options

Nor does the Board satisfactorily justify its bald assertion that “under the law, our plan fiduciary cannot” do what numerous other retirement plan fiduciaries have done by providing even a single sustainability-focused alternative investment option. Given that the Plan does not offer even a self-directed brokerage window, the Company gives Plan beneficiaries no choice but to invest their life savings in funds that are overexposed to climate risk. In doing so, it acts against beneficiaries’ best interests, undermines its operations by contributing to climate change that negatively impacts its business, and exposes itself to reputational risk. As is demonstrably the case from the statements of federal regulators and the actions of other retirement plans, the law does not require the Company to blithely ignore climate risk in its Plan offerings.

CONCLUSION

For the reasons set forth above, Vote “Yes” on this Shareholder Proposal # 6

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For questions, please contact Grant Bradski, As You Sow, gbradski@asyousow.org

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